THIRD QUARTER REPORT SEPTEMBER 30, 2003

FINANCIAL HIGHLIGHTS*

Unaudited	Three months ended Sept. 30			Nine months ended Sept. 30

(US millions, except per share amounts)	2003	2002		2003	2002

		Excluding	Including		Excluding	Including
		property	property		property	property
		disposition gains	disposition gains		disposition gains	disposition gains
Funds from operations	$91	$82	$99	$267	$241	$293
Funds from operations per share — diluted	$0.55	$0.48	$0.58	$1.59	$1.40	$1.71
Net income	$50	$49	$63	$153	$144	$186
Net income per share — diluted	$0.29	$0.27	$0.35	$0.88	$0.80	$1.05

*	Excludes the results of Brookfield Homes Corporation

FELLOW SHAREHOLDERS:

Our strong performance during the quarter demonstrates that our disciplined strategy of pro-active leasing to high-quality tenants and the prudent reinvestment of capital continues to produce consistently strong results.

FINANCIAL RESULTS ON TRACK

Funds from continuing operations excluding property disposition gains for the three months ended September 30, 2003 increased to $91 million or $0.55 per share, compared with $82 million or $0.48 per share for the same period in 2002. Funds from continuing operations excluding property disposition gains for the nine months ended September 30, 2003 increased to $267 million or $1.59 per share, compared with $241 million or $1.40 per share for the same period in 2002.

Net income from continuing operations excluding property disposition gains for the nine months ended September 30, 2003 increased to $153 million or $0.88 per share, compared with $144 million or $0.80 per share for the same period in 2002. Total net income for the nine months ended September 30, 2002 when the impact of discontinued operations and property disposition gains are included was $214 million or $1.22 per share. The 2002 results included gains on the sale of a 50% interest in Exchange Tower in Toronto and a 50% interest in Bankers Hall in Calgary, totaling $60 million or $0.25 per share.

Brookfield’s assets and liabilities as at September 30, 2003 increased from December 31, 2002 primarily due to the movement in the Canadian-to-U.S. dollar exchange rate. While approximately 20% of the company’s assets are located in Canada, Brookfield has substantially matched its Canadian assets with its Canadian liabilities and as a result, the company’s equity base is not materially impacted by the movement in the Canadian-to-U.S. dollar exchange rate.

MAJOR INITIATIVES IN THE THIRD QUARTER

We undertook a number of initiatives to further our growth objectives, build liquidity, enhance our return on capital, and position the company to take advantage of opportunities that may arise in the future:

> Completed C$200 million preferred share issue. Brookfield issued 8 million Class AAA Preference Shares, Series H, at a price of C$25 per share yielding 5.75% per annum, including two million shares issued on the exercise of an option granted to the underwriting syndicate. Proceeds of the issue were utilized for general corporate purposes.

> Renewed normal course issuer bid and purchased 237,700 common shares of the company, bringing the total number of shares repurchased year-to-date to 4.6 million at an average price of $20.34 per share.

> Substantially completed construction on the 300 Madison Avenue development at 42nd Street in midtown Manhattan. The 1.1 million square foot building received its Temporary Certificate of Occupancy in September 2003.

> Subsequent to the third quarter, sold a 49% interest in 245 Park Avenue to NYSTRS (New York State Teachers’ Retirement System) based on a property valuation of $894 million. The total sale price of the transaction was approximately $438 million, comprised of $195 million in cash and the assumption of $243 million of property-level debt. The gain, to be recorded in the fourth quarter of 2003, is approximately $100 million or $0.63 per share in funds from operations. Brookfield retains the management and leasing of the property.

OPERATING HIGHLIGHTS

The strength of Brookfield’s performance during the first nine months of 2003 reflects our long-term lease stream and high-quality tenant base. With a strong balance sheet, significant financial flexibility and minimal lease maturities in the near-term, Brookfield is well-positioned to maintain this momentum.

During the third quarter of 2003, Brookfield increased net operating income from commercial property operations before property disposition gains by 6% to $151 million, compared with $143 million in 2002 after considering the impact of properties sold. Net operating income from commercial property operations for the first nine months of 2003 increased by 5% to $452 million, compared with $432 million in the same period in 2002 after removing the impact of properties sold and property disposition gains.

Residential land development operations contributed $7 million to Brookfield’s operating cash flow in the third quarter of 2003, consistent with the same period in 2002. These operations contributed $21 million for the nine months ended September 30, 2003, an increase of $1 million over the same period in 2002. The contribution from this segment of our business for 2003 remains on track as low interest rates and the relatively strong economies in which these land operations are located continue to drive sales.

We achieved our leasing targets despite a challenging leasing environment and pressure from sublet space, which continues to be a factor in most major markets.

During the first nine months of 2003, Brookfield pro-actively leased over 2.7 million square feet of space, over four times the amount contractually expiring during this period. At September 30, we were 94.3% leased across the portfolio, consistent with June 30, 2003. Looking forward, only 4.5% of our leases expire each year on average until 2008. The average lease term across the portfolio is ten years.

During the third quarter, Brookfield leased 1.2 million square feet of space including:

> Calgary: Over 460,000 square feet including CP Rail renewal of 400,000 square feet at Gulf Canada Square and Talisman Energy expansion of 41,000 square feet in Bankers Hall.

> Boston: Goodwin Procter renewal of 360,000 square feet at 53 State Street.

> Toronto: Over 160,000 square feet including CGI Group renewal of 91,000 square feet at Atrium on Bay and Astral Media renewal of 32,000 square feet at Bay Wellington Tower.

> New York: Arch Insurance expansion of 42,000 square feet at One Liberty Plaza.

> Minneapolis: Over 40,000 square feet including a new lease with MJS Kinnard for 27,000 square feet at RBC Dain Plaza.

> Denver: Over 90,000 square feet at the World Trade Center and Colorado State Bank Building.

DIVIDENDS

The Board of Directors of Brookfield declared a quarterly common share dividend of $0.15 per share, payable December 31, 2003 to shareholders of record at the close of business on December 1, 2003, an increase of 50% over the dividend paid on the same period in 2002. Shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the date of record, unless they elect otherwise.

OUTLOOK

Although too early to claim that a sustained economic recovery has arrived, we are heartened to see absorption of large blocks of sublease space and slightly declining vacancy rates in some of our major markets. In light of this, we will continue to be pro-active with our leasing program to keep vacancies low, while actively pursuing acquisition opportunities as they arise.

ADDITIONAL INFORMATION

A supplementary information package with more detailed financial information is posted on Brookfield’s Web site and should be read in conjunction with this Interim Report.

/s/ Gordon E. Arnell	/s/ Richard B. Clark

Gordon E. Arnell	Richard B. Clark
Chairman	President & CEO

October 28, 2003

Note: This interim report to shareholders contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and, Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada and the United States. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This interim report makes reference to “funds from operations” on a total and per share basis. Management uses funds from operations as a key measure to evaluate performance and to determine the underlying value of its business. Shareholders are encouraged to consider both net income and funds from operations in assessing Brookfield’s results.

Consolidated Financial Statements

Consolidated Balance Sheet

			Pro-Forma*
Unaudited		Sept. 30	Dec. 31	Dec. 31	Dec. 31
(US millions)	Note	2003	2002	2002	2001

Assets
Commercial properties	3	$5,834	$5,661	$5,661	$5,802
Development properties	4	1,190	944	944	575
Receivables and other		660	769	769	847
Cash and cash equivalents		98	76	76	195
Assets of Brookfield Homes Corporation	5	—	—	879	872

		$7,782	$7,450	$8,329	$8,291

Liabilities
Commercial property debt	6	$4,014	$4,038	$4,038	$4,376
Commercial development property debt		649	550	550	230
Accounts payable and other liabilities		541	429	429	460
Liabilities of Brookfield Homes Corporation	5	—	—	556	583
Shareholders’ interests
Interests of others in properties		81	84	84	113
Preferred shares — subsidiaries and corporate		681	579	579	585
Common shares	7	1,816	1,770	2,093	1,944

		$7,782	$7,450	$8,329	$8,291

*	Excludes the results of Brookfield Homes Corporation which was distributed to common shareholders on January 6, 2003 (see note 5).

Consolidated Statement of Retained Earnings

Unaudited	Three months ended Sept. 30			Nine months ended Sept. 30
(US millions)	2003	2002	2001	2003	2002	2001

Retained earnings — beginning of period	$692	$532	$376	$630	$441	$274
Accounting policy change — stock-based compensation	—	—	—	—	(8)	—
Net income	50	74	53	153	214	187
Shareholder distributions Preferred share dividends and convertible debenture interest	(5)	(5)	(4)	(14)	(14)	(16)
Common share dividends	(23)	(16)	(17)	(55)	(48)	(37)
Amount paid in excess of the book value of common shares purchased for cancellation	(2)	—	—	(2)	—	—

Retained earnings — end of period	$712	$585	$408	$712	$585	$408

Consolidated Statement of Income

Unaudited	Three months ended Sept. 30			Nine months ended Sept. 30
(US millions, except per share amounts)	2003	2002	2001	2003	2002	2001

Total revenue	$320	$315	$327	$916	$982	$1,078

Net operating income
Commercial property operations
Operating income from current properties	$151	$143	$140	$452	$432	$414
Operating income from properties sold	—	3	14	1	16	54
Lease termination income and gains	—	20	—	—	60	55

Total commercial property operations	151	166	154	453	508	523
Development and residential income	7	7	7	21	20	19
Interest and other	16	15	10	45	37	33

	174	188	171	519	565	575
Expenses
Interest	66	71	80	203	216	252
Administrative and development	11	10	11	33	33	34
Interests of others in properties	6	8	7	16	23	22

Income before undernoted	91	99	73	267	293	267

Depreciation and amortization	20	20	19	58	58	56
Taxes and other non-cash items	21	16	11	56	49	48

Net income from continuing operations	$50	$63	$43	$153	$186	$163

Income from discontinued operations	—	11	10	—	28	24

Net income	$50	$74	$53	$153	$214	$187

Net income per share — basic
Continuing operations	$0.29	$0.36	$0.23	$0.88	$1.06	$0.91
Discontinued operations	—	0.07	0.08	—	0.17	0.16

	$0.29	$0.43	$0.31	$0.88	$1.23	$1.07

Net income per share — diluted
Continuing operations	$0.29	$0.35	$0.23	$0.88	$1.05	$0.91
Discontinued operations	—	0.07	0.07	—	0.17	0.15

	$0.29	$0.42	$0.30	$0.88	$1.22	$1.06

Consolidated Statement of Cashflow

Unaudited	Three months ended Sept. 30			Nine months ended Sept. 30
(US millions)	2003	2002	2001	2003	2002	2001

Operating activities
Net income	$50	$74	$53	$153	$214	$187
Depreciation and amortization	20	20	19	58	58	56
Taxes and other non-cash items	21	23	17	56	68	64

Funds from operations and gains	91	117	89	267	340	307

Gains	—	(20)	—	—	(60)	(54)
Income from discontinued operations, before taxes	—	(18)	(16)	—	(47)	(40)
Commercial property tenant improvements	(5)	(9)	(10)	(13)	(38)	(36)
Other	22	55	(19)	15	8	10

Cashflow from operating activities	108	125	44	269	203	187

Financing activities and capital distributions
Commercial property debt arranged	52	125	105	544	435	1,109
Commercial property debt repayments	(125)	(133)	(155)	(614)	(480)	(738)
Subordinated note receivable	40	—	—	98	—	—
Other advances	(15)	(67)	(66)	(14)	(44)	(482)
Common shares of Brookfield and subsidiaries acquired	(6)	(3)	(9)	(93)	(14)	(80)
Common shares issued	2	1	24	4	1	25
Preferred shares issued, net	—	124	—	107	124	—
Preferred shares redeemed	—	(127)	—	(74)	(127)	—
Cashflow (distributed to) retained from other shareholders	1	5	4	(13)	16	11
Preferred share dividends and convertible debenture interest	(5)	(5)	(4)	(14)	(14)	(16)
Common share dividends	(23)	(16)	(17)	(55)	(48)	(37)

Cashflow used in financing activities and capital distributions	(79)	(96)	(118)	(124)	(151)	(208)

Investment activities
Dispositions of real estate, net	23	86	78	27	133	170
Development and redevelopment investments	(44)	(58)	(32)	(139)	(135)	(67)
Capital expenditures	(5)	(3)	(1)	(11)	(9)	(9)

Cashflow (used in) provided from investing activities	(26)	25	45	(123)	(11)	94

Discontinued operations	—	(14)	11	—	(41)	(41)

Increase (decrease) in cash resources	3	40	(18)	22	—	32
Opening cash and cash equivalents	95	155	251	76	195	201

Closing cash and cash equivalents	$98	$195	$233	$98	$195	$233

Notes to the Consolidated Financial Statements

NOTE 1. SUMMARY OF ACCOUNTING POLICIES

Reference is made to the most recently-issued Annual Report of Brookfield Properties Corporation (the “company”) which includes information necessary or useful to understanding the company’s businesses and financial statement presentations. In particular, the company’s significant accounting policies and practices were presented as Note 1 to the Consolidated Financial Statements included in that Report, and have been consistently applied in the preparation of these interim financial statements.

     The interim financial statements are unaudited and follow the accounting policies summarized in the notes to the annual financial statements except for the changes in accounting policies described in Note 2. Financial information in this report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to reflect a fair statement of results for the interim periods in accordance with generally accepted accounting principles.

     The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been restated or reclassified to conform to the current period’s presentation.

NOTE 2. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2003, the company adopted a new accounting guideline related to significant guarantees and indemnification agreements (Note 9).

NOTE 3. COMMERCIAL PROPERTIES

Commercial property assets consist largely of office properties in six core markets containing approximately 46 million square feet of space, of which 11 million square feet are commercial development assets. Brookfield has a net interest in approximately 35 million square feet of operating assets and 9 million square feet of development assets.

	Leasable	Brookfield	Sept. 30	Dec. 31	Dec. 31
	Area	Owned Interest	2003	2002	2001
Region	(000’s Sq.Ft.)	(000’s Sq.Ft.)	(US Millions)	(US Millions)	(US Millions)

New York, New York	10,113	9,230	$3,286	$3,295	$3,255
Toronto, Ontario	6,885	4,851	890	778	737
Boston, Massachusetts	2,163	1,103	333	332	333
Calgary, Alberta	7,562	3,499	435	380	520
Denver, Colorado	3,017	2,811	374	354	357
Minneapolis, Minnesota	3,008	3,008	397	393	391
Other	1,274	1,274	119	129	209

	34,022	25,776	5,834	5,661	5,802
Office development properties	11,492	9,493	868	720	344

Total	45,514	35,269	$6,702	$6,381	$6,146

NOTE 4. DEVELOPMENT PROPERTIES

Development properties include commercial developments, primarily for office development, and residential land under and held for development.

	Sept. 30	Dec. 31	Dec. 31
(US millions)	2003	2002	2001

Commercial developments	$868	$720	$344
Residential development land	322	224	231

Total	$1,190	$944	$575

NOTE 5. DISCONTINUED OPERATIONS

On January 6, 2003, the company’s common shareholders received a special distribution equivalent to one-fifth of a Brookfield Homes Corporation (“Brookfield Homes”) share for each common share of the company that they owned. The value of the special distribution, based on a book value of $323 million of equity, was $2.00 per Brookfield common share. The distribution was in the form of a return of capital, totaling $323 million, and resulted in an equivalent reduction of the common equity of the company. The company’s prior years’ results reflect Brookfield Homes as a discontinued operation.

NOTE 6. COMMERCIAL PROPERTY DEBT

Predominantly all of the commercial property mortgages are secured by individual properties without recourse to the company. Approximately 78% of the company’s commercial property debt is due after 2006.

	Weighted Average
	Interest Rate at	Remainder					2008 &
(US millions)	Sept. 30, 2003	2003	2004	2005	2006	2007	Beyond	Total

Commercial property debt	6.7%	$64	$234	$275	$322	$600	$2,519	$4,014

NOTE 7. COMMON SHARES

The company’s common equity is comprised of the following:

	Sept. 30	Dec. 31	Dec. 31
(US millions)	2003	2002	2001

Common shares	$1,086	$1,448	$1,459
Retained earnings, contributed surplus and cumulative translation adjustment*	730	645	485

Total	$1,816	$2,093	$1,944

Common shares
Common shares outstanding	156,234,302	160,364,416	161,678,406
Unexercised options and warrants	3,866,266	3,568,791	3,404,886

Common shares outstanding — fully diluted	160,100,568	163,933,207	165,083,292

*	Includes foreign currency cumulative translation adjustment of $18 million (Dec. 31, 2002 — $(36) million, Dec. 31, 2001 — $(27) million) and contributed surplus of $nil (Dec. 31, 2002 — $51 million, Dec. 31, 2001 — $71 million).

NOTE 8. STOCK-BASED COMPENSATION

The company and its consolidated subsidiaries account for stock options using the fair value market method. Under this method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period.

Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the grant date.

During the first quarter of 2003, the company granted one million stock options under the MSOP with an exercise price of $18.38, which was equal to the market price on the grant date. The compensation expense was calculated using the Black-Scholes model of valuation, assuming a 10-year term, 22.8% volatility, and an interest rate of 5.1%.

NOTE 9. GUARANTEES

In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as dispositions and acquisitions of assets. In particular, the company provided income guarantees to the co-owners in connection with the sale of certain properties. These guarantees are based on a specified level of contractual occupancy until July 2007 and a specified rate of return until July 2005. Based on estimated levels of contractual occupancy and rate of return, the company has provided for potential payments of $2 million at the time of sale. The company has also agreed to indemnify its directors and certain of its officers and employees. Historically, the company has not made any significant payments under such indemnification agreements.

NOTE 10. SEGMENTED INFORMATION

The company and its subsidiaries operate in the United States and Canada within the commercial property and the residential development business. The following summary presents segmented financial information for the company’s principal areas of business by industry and geographical location for the nine months ended September 30:

Unaudited	United States				Canada			Total

(US millions)	2003	2002	2001	2003	2002	2001	2003	2002	2001

Commercial property operations
Rental revenues	$526	$509	$529	$211	$201	$240	$737	$710	$769
Lease termination income and gains	—	—	25	—	60	30	—	60	55
Expenses	192	174	199	92	88	102	284	262	301

	334	335	355	119	173	168	453	508	523

Development and residential
Revenues	13	67	124	121	108	97	134	175	221
Expenses	13	67	124	100	88	78	113	155	202

	—	—	—	21	20	19	21	20	19

Other revenues	20	8	11	25	29	22	45	37	33

Net operating income	354	343	366	165	222	209	519	565	575

Interest expense	165	178	188	38	38	64	203	216	252
Administrative and development	15	14	15	18	19	19	33	33	34
Interests of others in properties	1	5	3	15	18	19	16	23	22

Income before undernoted	173	146	160	94	147	107	267	293	267
Depreciation and amortization	40	37	35	18	21	21	58	58	56

Income before unallocated costs	133	109	125	76	126	86	209	235	211
Taxes and other non-cash items							56	49	48

Net income from continuing operations							153	186	163

Income from discontinued operations							—	28	24

Net income							$153	$214	$187

Acquisitions (dispositions) of real estate, net	$(4)	$2	$(44)	$(23)	$(135)	$(126)	$(27)	$(133)	$(170)
Commercial property tenant improvements	4	28	20	9	10	16	13	38	36
Development and redevelopment investments	136	116	43	3	19	24	139	135	67
Capital expenditures	5	5	5	6	4	4	11	9	9

	United States			Canada			Total

Unaudited	Sept. 30	Dec. 31	Dec. 31	Sept. 30	Dec. 31	Dec. 31	Sept. 30	Dec. 31	Dec. 31
(US millions)	2003	2002	2001	2003	2002	2001	2003	2002	2001

Assets
Commercial properties	$4,436	$4,430	$4,392	$1,398	$1,231	$1,410	$5,834	$5,661	$5,802
Development properties	893	711	374	297	233	201	1,190	944	575
Receivables and other	266	301	428	394	468	419	660	769	847
Cash and cash equivalents	96	72	195	2	4	—	98	76	195
Assets of Brookfield Homes Corporation	—	879	872	—	—	—	—	879	872

	$5,691	$6,393	$6,261	$2,091	$1,936	$2,030	$7,782	$8,329	$8,291

The following summary presents segmented information for the three months ended September 30:

	United States			Canada			Total

(US millions)	2003	2002	2001	2003	2002	2001	2003	2002	2001

Commercial property operations
Rental revenues	$174	$168	$177	$80	$66	$75	$254	$234	$252
Lease termination income and gains	—	—	—	—	20	—	—	20	—
Expenses	66	57	67	37	31	31	103	88	98

	108	111	110	43	55	44	151	166	154

Development and residential
Revenues	3	1	25	47	45	40	50	46	65
Expenses	3	1	25	40	38	33	43	39	58

	—	—	—	7	7	7	7	7	7

Other revenues	6	2	1	10	13	9	16	15	10

Net operating income	114	113	111	60	75	60	174	188	171

Interest expense	53	59	60	13	12	20	66	71	80
Administrative and development	5	4	4	6	6	7	11	10	11
Interests of others in properties	—	2	—	6	6	7	6	8	7

Income before undernoted	56	48	47	35	51	26	91	99	73
Depreciation and amortization	14	13	12	6	7	7	20	20	19

Income before unallocated costs	42	35	35	29	44	19	71	79	54
Taxes and other non-cash items							21	16	11

Net income from continuing operations							50	63	43

Income from discontinued operations							—	11	10

Net income							$50	$74	$53

Acquisitions (dispositions) of real estate, net	$—	$7	$62	$(23)	$(93)	$(140)	$(23)	$(86)	$(78)
Commercial property tenant improvements	3	2	6	2	7	4	5	9	10
Development and redevelopment investments	44	44	21	—	14	11	44	58	32
Capital expenditures	2	1	—	3	2	1	5	3	1

NOTE 11. SUBSEQUENT EVENT

Subsequent to the third quarter, the company sold a 49% interest in 245 Park Avenue in New York based on a property valuation of $894 million. The total sale price of the transaction was approximately $438 million, comprised of $195 million in cash and the assumption of $243 million in property-level debt.

Shareholder Information

Stock Exchange Listings

	Outstanding at Sept. 30, 2003	Symbol	Stock Exchange

Common Shares	156,234,302	BPO	New York / Toronto
Class A Preferred Shares
Series A	2,050,000	Not listed	—
Series B	4,262,000	Not listed	—
Class AA Preferred Shares
Series E	2,000,000	Not listed	—
Class AAA Preferred Shares
Series F	8,000,000	BPO.PR.F	Toronto
Series G	4,400,000	BPO.PR.U	Toronto
Series H	8,000,000	BPO.PR.H	Toronto
Dividend Record and Payment Dates*
	Record Date	Payment Date

Common Shares**	First day of March, June,	Last day of March, June,
	September and December	September and December
Class A Preferred Shares
Series A	First day of March and	15th day of March and
	September	September
Series B	First day of March and	15th day of March and
	September	September
Class AA Preferred Shares
Series E	15th day of March, June	Last day of March, June,
	September and December	September and December
Class AAA Preferred Shares
Series F	15th day of March, June	Last day of March, June,
	September and December	September and December
Series G	15th day of March, June	Last day of March, June,
	September and December	September and December
Series H	15th day of March, June	Last day of March, June,
	September and December	September and December

*	All dividends are subject to declaration by the company’s Board of Directors.

**	Common shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the date of record, unless they elect otherwise.

Five Year Common Share Dividend History

(US Dollars)	1999	2000	2001		2002	2003

March 31	$—	$—	$—		$0.10	$2.10	**
June 30	0.09	0.12	0.13		0.10	0.10
September 30	—	—	0.10	*	0.10	0.15
December 31	0.12	0.13	0.10		0.10	0.15

*	Effective September 2001, Brookfield initiated a quarterly dividend payment in place of the semi-annual payment.

**	Including the distribution of Brookfield Homes Corporation at a book value of $2.00 per share.

Corporate Information

CORPORATE PROFILE

Brookfield Properties Corporation, with a stock market value of $9 billion in assets, owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 47 commercial properties and development sites totaling 46 million square feet, including landmark properties such as the World Financial Center in New York and BCE Place in Toronto. Brookfield is interlisted on the New York and Toronto Stock Exchanges under the symbol BPO.

SHAREHOLDER INQUIRIES

Brookfield welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Melissa Coley, Vice President, Investor Relations at (212) 417-7215 or via e-mail at mcoley@brookfieldproperties.com. Inquiries regarding financial results should be directed to Craig Laurie, Senior Vice President and Chief Financial Officer at (212) 417-7040 or via e-mail at claurie@brookfieldproperties.com.

Brookfield Properties Corporation
One Liberty Plaza
165 Broadway, 6th Floor
New York, New York 10006
Tel: (212) 417-7000
www.brookfieldproperties.com

Shareholder questions relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC Mellon Trust Company

By mail:	P.O. Box 7010, Adelaide Street Postal Station, Toronto, Ontario, M5C 2W9
By courier:	199 Bay Street, Commerce Court West, Securities Level Toronto, Ontario, M5L 1G9 Attention: Courier Window
Tel: Fax: Web site: E-mail:	(800) 387-0825; (416) 643-5500 (416) 643-5501 www.cibcmellon.com inquiries@cibcmellon.com

COMMUNICATIONS

We strive to keep our shareholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.

     Brookfield maintains a Web site, brookfieldproperties.com, which provides access to our published reports, press releases, statutory filings, supplementary information and stock and dividend information as well as summary information on the company.

     We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and shareholders to ensure that accurate information is available to investors, and conducts quarterly conference calls and webcasts to discuss the company’s financial results. We strive to disseminate material information about the company’s activities to the media in a timely, factual and accurate manner.

brookfieldproperties.com